Exhibit 99.1

Q1 2023 Earnings Conference Call May 3, 2023

FORWARD - LOOKING INFORMATION 2 Fortis includes forward - looking information in this presentation within the meaning of applicable Canadian securities laws and forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward - looking information") . Forward - looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities . Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward - looking information, which includes, without limitation : the expected timing and outcome of the sale of Aitken Creek ; forecast capital expenditures for 2023 - 2027 , including cleaner energy investments ; forecast rate base and rate base growth for 2023 - 2027 ; dividend growth guidance through 2027 ; the expectation of providing long - term value to shareholders ; the expected timing, outcome and impact of regulatory proceedings and decisions ; the nature, timing, benefits and expected costs of certain capital projects, including ITC MISO Long - Range Transmission Plan, UNS Energy Renewable Generation ; UNS Energy Vail - to - Tortolita Transmission Project, FortisBC Tilbury LNG Storage Expansion, FortisBC AMI Project, FortisBC Eagle Mountain Woodfibre Gas Line Project, FortisBC Tilbury 1 B Project, FortisBC Okanagan Capacity Upgrade, Wataynikaneyap Transmission Power Project ; the 2030 GHG emissions reduction target ; the 2035 GHG emissions reduction target ; the 2050 net - zero GHG emission target ; TEP's Integrated Resource Plan ; the expectation to exit coal by 2032 ; and forecast debt maturities for 2023 - 2032 . Forward looking information involves significant risks, uncertainties and assumptions . Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward - looking information, including, without limitation : no material impact from volatility in energy prices, global supply chain constraints and persistent inflation ; reasonable regulatory decisions and the expectation of regulatory stability ; the successful execution of the capital plan ; no material capital project or financing cost overrun ; no material changes in the assumed U . S . dollar to Canadian dollar exchange rate ; sufficient human resources to deliver service and execute the capital plan ; no significant variability in interest rates ; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation . Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward - looking information . These factors should be considered carefully, and undue reliance should not be placed on the forward - looking information . For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission . All forward - looking information herein is given as of the date of this presentation . Fortis disclaims any intention or obligation to update or revise any forward - looking information, whether as a result of new information, future events or otherwise . Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to midyear rate base .

David Hutchens President and CEO

Strong EPS Growth Q1 BUSINESS HIGHLIGHTS 4 4 Safe & Reliable Service Regulatory Applications Progressing 2023 Capital Plan of $4.3B On Track Announced Sale of Aitken Creek

SALE OF AITKEN CREEK ANNOUNCED FOR ~$400M

Transaction Highlights

- Agreement with Enbridge to sell Fortis' interest[1] in its unregulated investment of the Aitken Creek Natural Gas Storage Facility for ~$400M[2]
- Proceeds expected to be used to repay Corporate credit facilities and support our regulated utilities' growth strategy
- Subject to required approvals, including the British Columbia Utilities Commission
- Expected to close in the second half of 2023

(1) Fortis owns 93.8% of the Aitken Creek Natural Gas Storage Facility and 100% of the Aitken Creek North Gas Storage Facility through an indirect, wholly owned subsidiary.
(2) Sale subject to customary closing conditions and adjustments.



FORTIS INC.
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HIGHLY EXECUTABLE CAPITAL PLAN SUPPORTS LOW-RISK RATE BASE GROWTH OF ~6%

2023 Capital Plan On Track

- $1B of capital expenditures in Q1
  - 23% of $4.3B annual capital plan executed
- Major capital projects progressing
  - FortisBC Eagle Mountain Woodfibre Gas Line
  - ITC MISO Long-Range Transmission Plan Tranche 1

Capital Plan



35% Transmission
$22.3B
Capital Plan
2023-2027
32% Distribution
$5.9B Cleaner Energy Investments(1)
Transmission
Renewable energy(2)
Distribution supporting cleaner energy
Traditional generation
Other
Transmission supporting cleaner energy
Cleaner energy fuels(3)
Distribution
Information Technology

Rate Base



$34.1B
6.2% CAGR
$46.1B
2022A
2027F

Note: The Capital Plan is a forward-looking Non-U.S. GAAP financial measure calculated in same the manner as Capital Expenditures. Refer to Q1 2023 MD&A for the Non-U.S. GAAP reconciliation. U.S. dollar-denominated capital expenditures and rate base converted at a forecast USD:CAD foreign exchange rate of 1.30.

(1) Direct cleaner energy investments defined as capital that supports reductions in air emissions, water usage and/or increases customer energy efficiency.
(2) Includes clean generation and energy storage.
(3) Includes renewable natural gas and liquefied natural gas.

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7 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12 14 16 18 20 22 49 YEARS of Consecutive Dividend Increases 4 - 6% Annual Dividend Growth Guidance through 2027 DIVIDEND GUIDANCE SUPPORTED BY LONG - TERM GROWTH STRATEGY

Jocelyn Perry Executive Vice President and CFO

• Rate base growth • Higher earnings at UNS Energy, partially driven by timing of long - term wholesale sales and FERC transmission revenue • Favourable foreign exchange • Higher holding company finance charges and weighted average shares Reported EPS Adjusted EPS 9 EPS Drivers Note: Adjusted EPS is a Non - U.S. GAAP financial measure. Refer to Slide 16 for the Non - U.S. GAAP reconciliation. $0.74 $0.90 Q1 2022 Q1 2023 $0.78 $0.91 Q1 2022 Q1 2023 FIRST QUARTER RESULTS

$0.78 $0.08 $0.02 $0.02 $0.02 $0.03 ( $0.03 ) ( $0.01 ) $0.91 Q1 2022 Adjusted EPS U.S. Electric & Gas U.S. Transmission (ITC) Western Canadian Electric & Gas Energy Infrastructure Foreign Exchange Corporate & Other Weighted Average Shares Q1 2023 Adjusted EPS (2) (1) Non - U.S. GAAP financial measure. Refer to Slide 16 for the Non - U.S. GAAP reconciliation. (2) Includes UNS Energy and Central Hudson. (3) Includes FortisBC Energy, FortisAlberta and FortisBC Electric. (4) Impact of average USD:CAD foreign exchange rate of 1.35 in Q1 2023 compared to 1.26 in Q1 2022. (1) 10 (3) (4) Q1 2023 Adjusted EPS $0.13 (1) FIRST QUARTER EPS DRIVERS

• Over $600M in long - term debt raised in Q1 2023 • UNS Energy ▪ US$375M 30 - year 5.50% notes • Central Hudson ▪ US$90M notes (1) $2.2B $ 3.6 B Mar. 31, 2023 Remaining capacity (1) Includes US$40M 10 - year 5.68% notes, US$15M 12 - year 5.78% notes and US$35M 15 - year 5.88% notes. (2) S&P rating reflects the issuer credit rating. Fortis’ unsecured debt rating is BBB+. Utilized 11 Credit Ratings Active in Debt Markets Credit Facilities A - (2) Baa3 A (low) LIQUIDITY & CREDIT RATINGS

Iowa Transmission Right of First Refusal (ROFR) – In March 2023, the Iowa Supreme Court granted certain parties standing to challenge the Iowa ROFR statute, issued a temporary injunction staying enforcement of the ROFR statute, and remanded the matter to the district court to decide the merits of the claim; timing and outcome of the proceeding remains unknown; ITC's Tranche 1 MISO Long - Range Transmission Plan projects in Iowa are not expected to be impacted TEP ACC Rate Case – Hearings concluded in April 2023 ; recommended order and opinion from administrative law judge expected mid - year Customer Information System (CIS) Implementation – Response filed to the New York Public Service Commission’s show cause order in January 2023 ; timing and outcome of the proceeding remains unknown Generic Cost of Capital (GCOC) Proceeding – Final reply arguments filed in February 2023 ; decision expected by mid - 2023 GCOC Proceeding – Includes a review of the common equity component of capital structure and the allowed ROE for 2024 and beyond; proceeding is ongoing with a decision expected in Q3 2023 Third Performance - Based Rates (PBR) Term – Pr oceeding to consider the design of the third PBR term, commencing in 2024, remains ongoing with a decision from the AUC expected in Q4 2023 12 Q1 REGULATORY HIGHLIGHTS

WHY INVEST IN FORTIS? Focused on ENERGY DELIVERY Geographic & Regulatory DIVERSITY 4 - 6% ANNUAL DIVIDEND Growth Guidance SAFE, WELL - RUN Local Utilities LOW - RISK Growth Profile Virtually All REGULATED ESG Leader Innovative 13 WHY INVEST IN FORTIS?

14 UPCOMING EVENTS • Investor Day – September 19, 2023 (Event hosted in St. John’s, NL with webcast) • Q2 2023 – August 2, 2023 • Q3 2023 – October 27, 2023 Expected Earnings Release Dates Save the Date

Q1 2023 Earnings Conference Call May 3, 2023

16 VARIANCE Q1 2022 Q1 2023 ($MILLIONS, EXCEPT EPS) Adjusted Net Earnings 87 350 437 Net Earnings Adjusting Item: (17) 19 2 Unrealized loss on mark - to - market of derivatives (1) 70 369 439 Adjusted Net Earnings $0.13 $0.78 $0.91 Adjusted Net Earnings per Share Capital Expenditures 41 866 907 Additions to property, plant and equipment (2) 49 47 Additions to intangible assets Adjusting Item: (8) 49 41 Wataynikaneyap Transmission Power Project (2) 31 964 995 Capital Expenditures (1) Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, net of income tax recover y o f $1M for Q1 2023 ($7M for Q1 2022), included in the Energy Infrastructure segment. (2) Represents Fortis’ 39% share of capital spending for the Wataynikaneyap Transmission Power Project, included in the Other Ele ctr ic Segment. NON - U.S. GAAP RECONCILIATION

17 First Quarter Earnings Variance Analysis by Business Unit VARIANCE ADJUSTED Q1 2022 (1) ADJUSTMENT Q1 2022 ADJUSTED Q1 2023 (1) ADJUSTMENT Q1 2023 ($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS) Regulated – Independent Electric Transmission 17 109 - 109 126 - 126 ITC Regulated – U.S. Electric & Gas 47 43 - 43 90 - 90 UNS Energy - 32 - 32 32 - 32 Central Hudson 47 75 - 75 122 - 122 Regulated – Canadian & Caribbean Electric & Gas 4 119 - 119 123 - 123 FortisBC Energy 4 36 - 36 40 - 40 FortisAlberta - 18 - 18 18 - 18 FortisBC Electric 4 26 - 26 30 - 30 Other Electric (2) 12 199 - 199 211 - 211 8 13 19 (6) 21 2 19 Energy Infrastructure (14) (27) - (27) (41) - (41) Corporate and Other 70 369 19 350 439 2 437 Common Equity Earnings 7.4 475.7 - 475.7 483.1 - 483.1 Weighted Average Shares (# millions) $0.13 $0.78 $0.04 $0.74 $0.91 $0.01 $0.90 EPS (1) Non - U.S. GAAP financial measure. Refer to Slide 16 for the Non - U.S. GAAP reconciliation. (2) Includes Eastern Canadian and Caribbean electric utilities. FIRST QUARTER RESULTS BY BUSINESS UNIT

18 (1) Fortis has an 80.1% controlling ownership interest in ITC; rate base represents 100% ownership. (2) Includes Eastern Canadian and Caribbean electric utilities. Rate Base 5 - YEAR CAGR to 2027 2027F 2026F 2025F 2024F 2023F 2022A ($BILLIONS, EXCEPT FOR CAGR) Regulated – Independent Electric Transmission 6.1% 14.1 13.2 12.5 11.9 11.1 10.5 ITC (1) Regulated – U.S. Electric & Gas 6.3% 9.1 8.5 7.8 7.4 7.0 6.7 UNS Energy 6.4% 3.6 3.4 3.1 2.9 2.7 2.6 Central Hudson 6.3% 12.7 11.9 10.9 10.3 9.7 9.3 Total Regulated – U.S. Electric & Gas Regulated – Canadian & Caribbean Electric & Gas 6.9% 7.6 7.0 6.5 6.0 5.8 5.4 FortisBC Energy 4.7% 5.0 4.8 4.6 4.4 4.2 4.0 FortisAlberta 4.3% 2.0 1.9 1.8 1.7 1.7 1.6 FortisBC Electric 7.7% 4.7 4.5 4.4 4.1 3.8 3.3 Other Electric (2) 6.2% 19.3 18.2 17.3 16.2 15.5 14.3 Total Regulated – Canadian & Caribbean Electric & Gas 6.2% 46.1 43.3 40.7 38.4 36.3 34.1 Total Rate Base Forecast Note: U.S. dollar - denominated rate base converted at a foreign exchange rate of 1.30 for 2022 - 2027. CAGR, as defined in the Q1 2 023 MD&A. 2022 - 2027 RATE BASE BY BUSINESS UNIT

19 Capital Plan (1) 2023 - 2027 TOTAL 2027F 2026F 2025F 2024F 2023F ($MILLIONS) Regulated – Independent Electric Transmission 5,817 1,220 1,180 1,137 1,177 1,103 ITC Regulated – U.S. Electric & Gas 4,600 891 1,027 986 690 1,006 UNS Energy 1,839 360 334 418 343 384 Central Hudson 6,439 1,251 1,361 1,404 1,033 1,390 Total Regulated – U.S. Electric & Gas Regulated – Canadian & Caribbean Electric & Gas 3,946 1,087 724 851 748 536 FortisBC Energy 2,875 599 588 564 568 556 FortisAlberta 703 141 147 143 140 132 FortisBC Electric 2,353 419 439 451 465 579 Other Electric (2) 9,877 2,246 1,898 2,009 1,921 1,803 Total Regulated – Canadian & Caribbean Electric & Gas 154 35 31 29 28 31 Non - Regulated 22,287 4,752 4,470 4,579 4,159 4,327 Total Capital Plan (1) Capital Plan is a forward - looking Non - U.S. GAAP financial measure calculated in same manner as Capital Expenditures. Refer to Q1 2023 MD&A for the Non - U.S. GAAP reconciliation. U.S. dollar - denominated capital expenditures converted at a forecast USD:CAD foreign exchange rate of 1.30. (2) Includes Eastern Canadian and Caribbean electric utilities. 2023 - 2027 CAPITAL PLAN BY BUSINESS UNIT

MAJOR CAPITAL PROJECTS

($ Millions)	2023-2027 PLAN	ESTIMATED COMPLETION DATE
ITC MISO Long-Range Transmission Plan[1]	923	Post-2027
UNS Energy Renewable Generation[2]	417	Various
UNS Energy Vail-to-Tortolita Transmission Project	378	2027
FortisBC Tilbury LNG Storage Expansion	504	Post-2027
FortisBC AMI Project	421	Post-2027
FortisBC Eagle Mountain Woodfibre Gas Line Project[3]	420	2027
FortisBC Tilbury 1B Project	343	Post-2027
FortisBC Okanagan Capacity Upgrade	200	2025
Wataynikaneyap Transmission Power Project[4]	137	2024


Major Capital Projects 17%
$22.3B
Capital Plan
2023-2027
Smaller Projects 83%

Note: Major capital projects are defined as projects, other than ongoing maintenance projects, individually costing $200M or more in the forecast period. Total project costs include forecasted capitalized interest and non-cash equity component of allowance for funds used during construction, where applicable.

(1) Reflects investments associated with six projects in states with rights of first refusal for incumbent transmission owners. Total estimated transmission investments of US$1.4-$1.8B through 2030 inclusive of the US$700M reflected in the 2023-2027 capital plan.
(2) Reflects expected investments in renewable generation to support TEP's Integrated Resource Plan. Excludes energy storage investments not yet defined.
(3) Capital plan is net of forecast customer contributions.
(4) Represents Fortis' 39% share of the estimated capital spending for the project.

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21 Environmental • 2050 net - zero direct emissions goal , with interim targets to reduce GHG emissions 50% by 2030 and 75% by 2035 • Progress: More than halfway to achieving our 50% by 2030 target with a 28% reduction in Scope 1 emissions relative to 2019 levels • 170 MW of coal generation capacity was retired at TEP in June 2022: expect to be coal - free by 2032 • 15% increase in renewable electricity generation capacity since 2019: TEP plans to add 3,400 MW of wind, solar and storage through 2035 • Five - year capital plan includes $5.9B for cleaner energy investments • FortisBC experienced its largest annual increase in renewable gas supply in recent years and has signed more than 30 RNG supply agreements • In 2022, FortisBC announced a partnership for a new pilot project that will use an innovative technology for the first time in North America to produce zero - carbon hydrogen from natural gas • Focus on Indigenous partnerships and business • 1,800 KM Wataynikaneyap transmission line connecting 17 remote First Nations communities to the Ontario power grid is 73% complete at the end of 2022; expected to be completed in 2024 • Focus on just transition • ~$10M of community investment in 2022 • Ranked #1 in the Globe & Mail 2022 Board Games • Independent chair; 11 of 12 directors are independent • 58% of Fortis board members are female; 2 identify as a visible minority • Average board tenure of 4.8 years • 82% of Fortis utilities have a female in the position of CEO or board chair • Executive compensation linked to climate and diversity targets Social Governance (1) ESG LEADERSHIP (1) Board composition reflects nominated directors based on 2023 Management Information Circular.

22 Other Electric (1) Excludes wholesale sales at UNS Energy. (2) Reflects electric sales at FortisBC Electric. Gas sales at FortisBC down 2% primarily due to lower average consumption by residential and transportation customers. Q1 2023 vs. Q1 2022 SALES TRENDS CHANGE IN RETAIL ELECTRIC SALES • Peak load down 2% due to milder weather and economic conditions N/A • Increase primarily due to higher heating load associated with cooler temperatures and customer growth; excluding weather impacts, retail sales up 1% +2% • Retail sales largely consistent as higher consumption partially offset by milder weather +1% • Residential sales down 6% due to milder weather; C&I sales flat - 2% • Residential electric sales down 1% due to lower consumption; C&I electric sales up 2% - • Eastern Canadian residential sales up 1% and C&I sales flat • Caribbean sales up 6% due to customer growth and increase in tourism - related activities +1% (1) (2) Q1 SALES TRENDS

23 $- $0.5 $1.0 $1.5 $2.0 $2.5 $3.0 2023F 2024F 2025F 2026F 2027F 2028F 2029F 2030F 2031F 2032F Non-Regulated Regulated 10 - Year Average : $1.1B billions Note: Debt as at March 31, 2023 and excludes any new debt issuances during the forecast period. Excludes repayments of financ e l eases along with the current portion of credit facilities, which are assumed to be extended by one - year annually. (1) Includes non - regulated debt issued at Fortis Inc. and ITC Holdings. (1) DEBT MATURITIES

24 COMPANY A (low) Baa3 A - (1) Fortis Inc. n/a Baa2 A - (1) ITC Holdings Corp. n/a A1 A ITC Regulated Subsidiaries n/a A3 A - TEP n/a Baa1 BBB+ Central Hudson A A3 n/a FortisBC Energy A (low) Baa1 n/a FortisBC Electric A (low) Baa1 A - FortisAlberta A A2 n/a Newfoundland Power (1) S&P credit ratings for Fortis Inc. and ITC Holdings Corp. reflect the issuer credit ratings. The unsecured debt rating for Fortis Inc. and ITC Holdings Corp. is BBB+. INVESTMENT - GRADE CREDIT RATINGS